                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)1

                              INFOCAST CORPORATION
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                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
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                         (Title of Class of Securities)

                                   456645 10 0
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                                 (CUSIP Number)

                            JEFFREY S. SPINDLER, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 1, 2001
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             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

--------------------------

     1   The  remainder  of this cover page shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

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CUSIP No. 456645 10 0                         13D          Page 2 of 4 Pages
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================================================================================
       1          NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              TREETOP CAPITAL, INC.
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       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                        (b) / /
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       3          SEC USE ONLY

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       4          SOURCE OF FUNDS*
                              N/A
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       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e)                            / /
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       6          CITIZENSHIP OR PLACE OF ORGANIZATION

                              BRITISH VIRGIN ISLANDS
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   NUMBER OF               7            SOLE VOTING POWER
    SHARES
  BENEFICIALLY                                      514,150
   OWNED BY
     EACH
   REPORTING
 PERSON WITH
                  --------------------------------------------------------------
                           8           SHARED VOTING POWER

                                                   - 0 -
                  --------------------------------------------------------------
                           9           SOLE DISPOSITIVE POWER

                                                   514,150
                  --------------------------------------------------------------
                           10          SHARED DISPOSITIVE POWER

                                                   - 0 -
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       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              514,150
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       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                           / /
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       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              1.1%
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       14         TYPE OF REPORTING PERSON*

                              CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 456645 10 0                         13D          Page 3 of 4 Pages
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The following  constitutes  Amendment No. 2 ("Amendment  No. 2") to the Schedule
13D filed by the  undersigned.  This  Amendment No. 2 amends the Schedule 13D as specifically set forth.

  Item 3 is hereby amended and restated in part to read as follows:

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

                        N/A

Item 4.     Purpose of the Transaction.
            --------------------------

            The Shares have been  disposed of by the  Reporting  Person as a pro rata distribution to the shareholders of the Reporting Person.

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

            Item 5(a) is hereby amended and restated to read as follows:

            (a) The  aggregate  percentage  of Shares of Common  Stock  reported owned by each person named herein is based upon 45,574,534  Shares  outstanding, which is the total number of Shares of Common Stock  outstanding  as reported by the Issuer's transfer agent on March 26, 2001.

            As of the close of business on June 1, 2001  Treetop  Capital,  Inc.
beneficially  owned 514,150 Shares of Common Stock,  constituting  approximately
1.1% of Shares outstanding.

            Item 5(b) is amended and restated to read as follows:

            (b) Treetop Capital,  Inc. has the sole power to vote and dispose of the 514,150 Shares.

            Item 5(c) is amended to add the following:

            (c) Treetop  Capital,  Inc.  engaged in the  following  transactions within the last 60 days:

            Treetop Capital,  Inc. distributed  7,790,850 shares of Common Stock pro rata to Treetop Capital, Inc.'s shareholders on June 1, 2001.

            Item 5(e) is added to state the following:

            (e) Treetop Capital,  Inc. ceased to be the beneficial owner of more than five percent (5%) of the Common Stock of the Issuer on June 1, 2001.

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CUSIP No. 456645 10 0                         13D          Page 4 of 4 Pages
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                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of her  knowledge  and belief,  the  undersigned  certifies  that  the  information  set  forth in this statement is true, complete and correct.

Dated: June 18, 2001                          Treetop Capital, Inc.

                                              By:/s/ Elia Crespo
                                                 ----------------------------
                                                 Name: Elia Crespo
                                                 Title: President and Secretary